

Ford Motor Credit Company



FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

For the Periods Ended September 30, 2007 and 2006

(in millions)

	Third Quarter		Nine Months	
	2007	**2006**	**2007**	**2006**
	(Unaudited)		(Unaudited)	
Financing revenue				
Operating leases	$ 1,614	$ 1,443	$ 4,663	$ 4,143
Retail	884	938	2,580	2,770
Interest supplements and other support costs earned from affiliated companies	1,186	901	3,378	2,483
Wholesale	515	607	1,607	1,848
Other	43	53	133	163
Total financing revenue	4,242	3,942	12,361	11,407
Depreciation on vehicles subject to operating leases	(1,596)	(1,374)	(4,521)	(3,819)
Interest expense	(2,149)	(2,022)	(6,464)	(5,722)
Net financing margin	497	546	1,376	1,866
Other revenue				
Investment and other income related to sales of receivables	97	169	308	542
Insurance premiums earned, net	43	40	130	142
Other income, net	546	554	964	689
Total financing margin and other revenue	1,183	1,309	2,778	3,239
Expenses				
Operating expenses	445	482	1,451	1,491
Provision for credit losses (Note 4)	173	66	301	64
Insurance expenses	19	31	74	137
Total expenses	637	579	1,826	1,692
Income from continuing operations before income taxes	546	730	952	1,547
Provision for income taxes	212	278	363	543
Income from continuing operations before minority interests	334	452	589	1,004
Minority interests in net income of subsidiaries	0	0	0	0
Net income	$ 334	$ 452	$ 589	$ 1,004

The accompanying notes are an integral part of the financial statements.





Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in millions)

	September 30, 2007	December 31, 2006
	(Unaudited)	
ASSETS		
Cash and cash equivalents (Note 1)	$ 8,033	$ 12,331
Marketable securities	4,626	10,161
Finance receivables, net (Note 2)	111,644	109,405
Net investment in operating leases (Note 3)	29,188	25,939
Retained interest in securitized assets	760	990
Notes and accounts receivable from affiliated companies	859	950
Derivative financial instruments (Note 8)	1,876	1,804
Other assets	5,259	5,752
Total assets	$ 162,245	$ 167,332
LIABILITIES AND SHAREHOLDER'S INTEREST/EQUITY		
Liabilities		
Accounts payable		
Customer deposits, dealer reserves and other	$ 1,862	$ 1,509
Affiliated companies	2,760	3,648
Total accounts payable	4,622	5,157
Debt (Note 6)	133,108	139,740
Deferred income taxes	5,610	6,783
Derivative financial instruments (Note 8)	838	296
Other liabilities and deferred income	5,041	3,588
Total liabilities	149,219	155,564
Minority interests in net assets of subsidiaries	3	3
Shareholder's interest/equity		
Capital stock and paid-in surplus	-	5,149
Shareholder's interest	5,149	-
Accumulated other comprehensive income	1,545	825
Retained earnings	6,329	5,791
Total shareholder's interest/equity	13,023	11,765
Total liabilities and shareholder's interest/equity	$ 162,245	$ 167,332

The accompanying notes are an integral part of the financial statements.



Ford Motor Credit Company



FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Periods Ended September 30, 2007 and 2006

(in millions)

	Nine Months	
	2007	2006
	(Unaudited)	
Cash flows from operating activities		
Net income	$ 589	$ 1,004
Adjustments to reconcile net income to net cash provided by operations		
Provision for credit losses	301	64
Depreciation and amortization	4,947	4,064
Net gain on sales of finance receivables	(5)	(84)
Net change in deferred income taxes	(1,151)	197
Net change in other assets	195	179
Net change in other liabilities	790	401
All other operating activities	314	417
Net cash provided by operating activities	5,980	6,242
Cash flows from investing activities		
Purchase of finance receivables (other than wholesale)	(30,111)	(35,871)
Collection of finance receivables (other than wholesale)	28,073	26,933
Purchase of operating lease vehicles	(12,616)	(11,963)
Liquidation of operating lease vehicles	6,018	4,842
Net change in wholesale receivables	2,202	6,251
Net change in retained interest in securitized assets	291	525
Net change in notes receivable from affiliated companies	153	24
Proceeds from sales of receivables and retained interests	697	3,956
Purchases of marketable securities	(7,657)	(13,830)
Proceeds from sales and maturities of marketable securities	13,336	11,101
Proceeds from sale of business	157	-
Net change in derivatives	(33)	82
All other investing activities	24	22
Net cash provided by/(used in) investing activities	534	(7,928)
Cash flows from financing activities		
Proceeds from issuance of long-term debt	23,393	32,151
Principal payments on long-term debt	(31,633)	(32,379)
Change in short-term debt, net	(2,224)	(697)
Cash distributions/dividends paid	-	(950)
All other financing activities	(48)	(59)
Net cash used in financing activities	(10,512)	(1,934)
Effect of exchange rate changes on cash and cash equivalents	(300)	228
Net change in cash and cash equivalents	(4,298)	(3,392)
Cash and cash equivalents, beginning of period	12,331	14,798
Cash and cash equivalents, end of period	$ 8,033	$ 11,406

The accompanying notes are an integral part of the financial statements.

COREFILING
**INTELLIGENT
FINANCIAL
STATEMENT**



Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDER'S INTEREST/EQUITY

(in millions)

	Capital Stock & Paid-in Surplus	Shareholder's Interest	Retained Earnings	Accumulated Other Comprehensive Income/(Loss) Unrealized Gain/(Loss) on Assets	Foreign Currency Translation	Derivative Instruments	Total
Balance at December 31, 2005	$ 5,142	$ -	$ 5,871	$ 155	$ 188	$ 48	$ 11,404
2006 comprehensive income/(loss) activity:							
Net income	-	-	1,004	-	-	-	1,004
Value of retained interest in securitized assets, net of tax	-	-	-	(14)	-	-	(14)
Change in marketable securities, net of tax	-	-	-	2	-	-	2
Foreign currency translation	-	-	-	-	376	-	376
Change in derivative instruments, net of tax	-	-	-	-	8	(31)	(23)
Total comprehensive income/(loss), net of tax	-	-	1,004	(12)	384	(31)	1,345
Cash dividends paid in 2006 and captial transactions	7	-	(963)	-	-	-	(956)
Balance at September 30, 2006 (Unaudited)	$ 5,149	$ -	$ 5,912	$ 143	$ 572	$ 17	$ 11,793
Balance at December 31, 2006	$ 5,149	$ -	$ 5,791	$ 93	$ 720	$ 12	$ 11,765
Adjustment for the adoption of FIN 48	-	-	(51)	-	-	-	(51)
Conversion of capital stock and paid-in surplus to shareholder's interest	(5,149)	5,149	-	-	-	-	-
2007 comprehensive income/(loss) activity:							
Net income	-	-	589	-	-	-	589
Value of retained interest in securitized assets, net of tax	-	-	-	(27)	-	-	(27)
Change in marketable securities, net of tax	-	-	-	(18)	-	-	(18)
Foreign currency translation	-	-	-	-	777	-	777
Change in derivative instruments, net of tax	-	-	-	-	(1)	(11)	(12)
Total comprehensive income/(loss), net of tax	-	-	589	(45)	776	(11)	1,309
Cash distributions/ dividends paid in 2007 and capital transactions	-	-	-	-	-	-	-
Balance at September 30, 2007 (Unaudited)	$ -	$ 5,149	$ 6,329	$ 48	$ 1,496	$ 1	$ 13,023

The accompanying notes are an integral part of the financial statements.





Ford Motor Credit Company

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XBRL report	fmcc-20070930.xml
XBRL taxonomy schema	fmcc-20070930.xsd
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